Exhibit 99.3

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

ALON USA ENERGY, INC.

Shares of 8.75% Series A Convertible Preferred Stock

Offered Pursuant to Subscription Rights Distributed to Stockholders of Record
of Shares of Common Stock of Alon USA Energy, Inc.

          , 2010

Dear Stockholder:

This notice is being distributed by Alon USA Energy, Inc., a Delaware corporation (the “Company”), to stockholders of record of shares of its common stock, par value $0.01 per share, as of the close of business, New York City time, on          , 2010, in connection with its distribution of, at no charge, transferable subscription rights to purchase shares of the Company’s 8.75% Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”). The subscription rights are evidenced by rights certificates. The subscription rights are transferable, and the Company anticipates that the subscription rights will be eligible to trade on the New York Stock Exchange under the symbol “ALJ [RT]” from the commencement of the rights offering until 4:00 p.m., New York City time, on the last trading day before the expiration date of the rights offering, which may be extended by the Company in its sole discretion. The Company intends to list the Series A Preferred Stock on the New York Stock Exchange.

You will receive one right for every 13.55 shares of common stock that you owned as a holder of record on the record date, rounded to the nearest whole subscription right. Each basic subscription right will entitle its holder to purchase one share of Series A Preferred Stock at an exercise price of $10 per share, payable in cash. The shares of Series A Preferred Stock will initially be convertible into shares of the Company’s common stock at a conversion rate of 1.344 shares of common stock per share of Series A Preferred Stock, which is equivalent to a conversion price of $7.44 per share, subject to adjustment upon the occurrence of certain events.

In addition, if you fully exercise your basic subscription right, you may also subscribe to purchase, at the same price per share, any shares of Series A Preferred Stock that are not purchased by other holders of subscription rights under their basic subscription rights as of the expiration date. If sufficient shares of Series A Preferred Stock are available, the Company will seek to honor your over-subscription request in full. If, however, over-subscription requests exceed the number of shares of Series A Preferred Stock available in the rights offering, the Company will allocate the available shares of Series A Preferred Stock pro rata among each stockholder exercising the over-subscription right in proportion to the number of shares of common stock owned by such stockholder on the record date, relative to the number of shares of common stock owned on the record date by all stockholders exercising the over-subscription right. If this pro rata allocation results in any stockholder receiving a greater number of shares of Series A Preferred Stock than the stockholder subscribed for pursuant to the exercise of the over-subscription right, then such stockholder will be allocated only that number of shares for which the stockholder over-subscribed, and the remaining shares of Series A Preferred Stock will be allocated among all other stockholders exercising the over-subscription right on the same pro rata basis described above. The proration process will be repeated until all shares of Series A Preferred Stock have been allocated or all over-subscription requests have been satisfied. The over-subscription right must be exercised, if at all, concurrently with the basic subscription right prior to the expiration time.

The basic subscription rights and the over-subscription rights are described in detail in the Company’s prospectus, dated          , 2010 (the “Prospectus”). You should read the Prospectus carefully before deciding whether to exercise or sell your subscription rights.

In the rights offering, the Company is offering an aggregate of 4,000,000 shares of Series A Preferred Stock pursuant to the Prospectus. The subscription rights expire, if not previously exercised, at 6:00 p.m., New York City time, on          , 2010, unless the exercise period is extended by the Company in its sole discretion.

Enclosed are copies of the following documents:

1. The Prospectus;

2. Your rights certificate;

3.	The “Instructions for Completion of Alon USA Energy, Inc. Rights Certificates” (including the Substitute Form W-9, Guidelines for Certification of Taxpayer Identification Number of Form W-9 and the Notice of Important Tax Information);

4. A “Notice of Guaranteed Delivery”; and

5.	A return envelope addressed to The Bank of New York Mellon, which is acting as the Company’s subscription agent.

YOUR RIGHTS CERTIFICATE, OR NOTICE OF GUARANTEED DELIVERY, AND PAYMENT OF THE EXERCISE PRICE MUST BE RECEIVED BY THE SUBSCRIPTION AGENT PRIOR TO 6:00 P.M., NEW YORK CITY TIME, ON          , 2010, UNLESS THE TIME PERIOD FOR EXERCISING THE SUBSCRIPTION RIGHTS IS EXTENDED BY THE COMPANY. The subscription agent will not accept a facsimile transmission of your completed rights certificate. Your payment of the exercise price must be made in U.S. dollars for the full number of shares of Series A Preferred Stock you are purchasing pursuant to the exercise of your basic subscription rights or over-subscription rights by (a) certified check drawn upon a U.S. bank payable to the subscription agent; (b) cashier’s check drawn upon a U.S. bank or express money order payable to the subscription agent; or (c) wire transfer of funds to the account maintained by the subscription agent for the purpose of the rights offering at [ • ]. Once you have exercised your subscription rights, you may not revoke or withdraw your exercise. If you do not exercise your subscription rights prior to the expiration time, your subscription rights will expire.

Additional copies of the enclosed materials may be obtained from The Bank of New York Mellon, which is acting as the Company’s information agent. Banks and brokerage firms should call the information agent at [ • ]. All other persons should call toll-free at [ • ].

Very truly yours,

ALON USA ENERGY, INC.

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